

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2013

<u>Via E-Mail</u>
Ira Shapiro
Chief Executive Officer
CodeSmart Holdings, Inc.
275 Seventh Avenue
7th Floor
New York, NY 10001

     Re: CodeSmart Holdings, Inc.
            Form 8-K
            Filed November 19, 2013
            File No. 333-180653

Dear Mr. Shapiro:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Ethan Horowitz

               Ethan Horowitz
               Branch Chief